SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                                                  Commission File Number 1-10308

                           NOTIFICATION OF LATE FILING

(Check One): o Form 10-K    o  Form 11-K     o   Form 20-F         X   Form 10-Q
             o Form N-SAR
                  For Period Ended:          June 30, 1998
o  Transition Report on Form 10-K            o   Transition Report on Form 10-Q
o  Transition Report on Form 20-F            o   Transition Report on Form N-SAR
o  Transition Report on Form 11-K
   For Transition Period Ended:


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART 1
                             REGISTRANT INFORMATION

Full name of registrant             Cendant Corporation

Form name if applicable                 Form 10-Q

Address of principal executive office (Street and number)

                                      6 Sylvan Way


City, state and zip code      Parsippany, New Jersey  07054

                                     PART II
                            RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X    (b) The subject annual report, semi-annual report, transition report on
         Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.









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                                    PART III
                                    NARRATIVE

As a result of the conclusion of the investigation of the Audit Committee of the Board of Directors into the previously announced accounting irregularities at the former CUC International Inc. business units (which now comprise the Company's Alliance Marketing division) on August 13, 1998, Cendant Corporation (the "Company") was unable to compile the financial information in accordance with the findings from such investigation and in accordance with Regulation S-X for filing in the Company's Form 10-Q for the quarter ending June 30, 1998 in a timely manner.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
                           Eric J. Bock                  (973) 496-7207

                        (Name) (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                   X Yes   o  No
(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                   X Yes   o  No
    Please see the attachments 99.1 and 99.2 describing such changes, both narratively and quantitatively.

                               Cendant Corporation

                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     August 14, 1998              By:     /s/ Scott E.  Forbes
                                                  Scott E. Forbes
                                                  Executive Vice President and
                                                  Chief Accounting Officer
                                                  Cendant Corporation